

June 21, 2013

Via E-mail
Mr. Nigel Clerkin
Executive Vice President and CFO
Elan Corporation, plc
Treasury Building, Lower Grand Canal Street
Dublin 2, Ireland

> **Re: Elan Corporation, plc**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 001-13896**

Dear Mr. Clerkin:

We have reviewed your June 11, 2013 response to our May 31, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the amendment to your filing and any information you provide, we may have additional comments.

Notes to Consolidated Financial Statements
Note 26. Additional Paid In Capital, page 154

1. We have evaluated your response to our comment three. We note that the interpretive response to question 1 of SAB Topic 5:S indicates that a deficit reclassification of any kind is a quasi-reorganization. In these circumstances, we do not believe analogy to other guidance such as your reference to SAB Topic 1:D.2 is appropriate. If, as we understand, the company has concluded that it does not meet all of the requisite criteria to eliminate the deficit in retained earnings, we believe the company should amend its Form 20-F to correct the reclassification error.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or me at (202) 551-3679 if you have any questions regarding the comment.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant